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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.  4  )*
                                          -----

                          ALLIANCE GAMING CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.10 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   364654 10
                -----------------------------------------------
                                (CUSIP Number)



                                Joel Kirschbaum
                        Kirkland Investment Corporation
                 Kirkland-Ft. Worth Investment Partners, L.P.
                              535 Madison Avenue
                           New York, New York  10022
                                (212) 888-2399

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 5, 1996
                -----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D


----------------------                                  ---------------------
 CUSIP NO. 36454 10                                     PAGE  2  OF     PAGES
          ------------                                      -----  -----
----------------------                                  ---------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Joel Kirschbaum, Kirkland Investment Corporation, a Delaware corporation, and Kirkland-Ft. Worth Investment Partners, L.P., a Delaware limited partnership
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]

   See Item 5                                                           (b)
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [_]


--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America; Delaware; Delaware

--------------------------------------------------------------------------------
  NUMBER OF    7  SOLE VOTING POWER

    SHARES        1,016,800 See Items 4 and 5
               -----------------------------------------------------------------
 BENEFICIALLY  8  SHARED VOTING POWER

OWNED BY EACH     -0-
               -----------------------------------------------------------------
   REPORTING   9  SOLE DISPOSITIVE POWER

    PERSON        1,016,800 See Items 4 and 5
               -----------------------------------------------------------------
     WITH      10 SHARED DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,016,800 See Items 4 and 5
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.1% (based on 31,832,410 outstanding shares of Common Stock, as set forth in the Company's Annual Report on Form 10-K for the year ended June 30,
    1996)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN, CN, PN
--------------------------------------------------------------------------------

                                                                          2 OF 5

INTRODUCTION


   This Statement filed by Mr. Joel Kirschbaum, Kirkland Investment Corporation, a Delaware corporation ("KIC"), and Kirkland-Ft. Worth Investment Partners, L.P., a Delaware limited partnership ("KFW"), amends the Schedule 13D, dated June 23, 1994, filed by Mr. Kirschbaum, KIC, KFW and Gaming Systems Advisors, L.P., a Delaware limited partnership ("GSA"), as amended by Amendment No. 1 filed by such persons and Dr. Craig Fields, Mr. Jay R. Gottlieb and Mr. David Robbins, Amendment No. 2 filed by Dr. Fields and Messrs. Kirschbaum and Robbins and Amendment No. 3 filed by Messrs. Kirschbaum and Robbins, with respect to the common stock, par value $.10 per share (the "Common Stock"), of Alliance Gaming Corporation, a Nevada corporation (formerly United Gaming, Inc.) (the "Company").

ITEM 1.   SECURITY AND ISSUER.

   This Amendment No. 4 to Schedule 13D relates to the Common Stock of the Company. The address of the Company's principal executive office is 6601 South Bermuda Road, Las Vegas, Nevada 89119.

ITEM 2.   IDENTITY AND BACKGROUND.

   (a)-(c) This Amendment is being filed by Mr. Kirschbaum, KIC and KFW in respect of the transactions described herein.

   (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws for finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

   Item 3 is amended by adding the following text to the end thereof:

   The source of funds for the investment described herein is personal funds of Mr. Kirschbaum.

ITEM 4.   PURPOSE OF TRANSACTION

   Item 4 is amended by adding the following text to the end thereof:

   On June 4, 1996 KIC and GSA, Inc., a Delaware corporation, the sole general partners in KFW and GSA, respectively, entered into an agreement (as amended on October 29, 1996, the "Letter Agreement") with Kirkland Investors, L.P. ("Investors"), the sole limited partner in KFW and GSA, which provided in substance for the distribution of assets (including shares of Common Stock and warrants to acquire such Common Stock) from KFW and GSA to KIC and GSA, Inc., on the one hand, and Investors, on the other hand, as part of the orderly winding up of the KFW and GSA partnerships pursuant to the their terms and as provided for in the Letter Agreement. A copy of the Letter Agreement is filed as Exhibit
7.1 hereto. As a result of the transactions contemplated by the Letter Agreement, Mr. Kirschbaum, KIC and KFW are no longer beneficially deemed to own the securities formerly owned by KFW and GSA, respectively, but which were distributed or are provided to be distributed to Investors. None of Mr. Kirschbaum, KIC or GSA, Inc. received any consideration in connection with such distribution.

   In connection with the Company's merger with Bally Gaming International, Inc. ("BGII"), which occurred in June 1996, GSA became entitled to receive warrants to acquire 2.75 million shares of Common Stock (none of which are presently exercisable), which will be distributed to GSA, Inc. and Investors in accordance with the Letter Agreement.

   During July 1996, Mr. Kirschbaum purchased 50,000 shares of Common Stock on the open market at prices ranging from $2.875 to $3.00 per share.

                                                                          2 OF 5

   On August 29, 1996, the Board of Directors authorized the issuance of options to Mr. Kirschbaum to acquire 550,000 shares of Common Stock with an exercise price of $3-7/16 per share. Mr. Kirschbaum expects that such options will be reflected in an option agreement to be executed between him and the Company.

   On September 5, 1996, Mr. Kirschbaum purchased 16,800 shares of Common Stock
on the open market at an average price of $2.7274 per share.   Also on September
5, 1996, certain other directors and officers of the Company purchased shares of Common Stock; specifically, Steve Greathouse, the Company's Chairman and Chief Executive Officer, purchased 33,500 shares (as well as 15,000 shares on September 23, 1996 and 17,000 shares on September 24, 1996), Jacques Andre, a director of the Company, purchased 1,700 shares, Anthony L. DiCesare, a director and Executive Vice President of the Company, purchased 4,300 shares (he also purchased 12,000 shares during July 1996 and was granted options to acquire 375,000 shares on August 29, 1996), Hans Kloss, president of the Company's BGII subsidiary, purchased 50,400 shares (as well as 31,000 shares on September 26, 1996 and 19,000 shares on September 27, 1996) and David Robbins, a director of the Company, purchased 8,400 shares. All of such transactions have been reported on Form 4s filed by such persons on October 9, 1996 and August 8, 1996.

   Other than as described above in Item 4, none of the Reporting Persons has any plans or proposals relating to any of the items described in items (a) through (j) of Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

   Item 5 is amended as follows:

          (a) Mr. Kirschbaum may be deemed to own beneficially 1,016,800 shares of Common Stock, constituting approximately 3.1% of the shares of Common Stock deemed outstanding, consisting of (1) open market purchases of 66,800 shares, (2) options to acquire up to 550,000 shares, which are presently exercisable, and (3) 400,000 shares allocable to KIC under the Letter Agreement (of which certain shares are subject to options and/or transfers, including to Mr. DiCesare and to persons referred to in Schedule A to the Letter Agreement, of certain beneficial interests, as provided therein). Since the Reporting Persons may be deemed to own less than 5% of the Common Stock reports on Form 13D are or may be no longer required.

          (b) Other than as described in Item 4 or Item 6, no person other than the Reporting Persons at present has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       See item 7 below.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          7.1 Letter Agreement dated June 4, 1996 and amended October 29, 1996 between KIC and GSA, Inc., on the one hand, and Investors, on the other hand, relating to KFW and GSA.

                                                                          2 OF 5

                                   SIGNATURE


   After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  October 30, 1996
                                  /s/          Joel Kirschbaum
                                  ---------------------------------------
                                               Joel Kirschbaum



                                  KIRKLAND INVESTMENT CORPORATION



                                  By: /s/      Joel Kirschbaum
                                      -----------------------------------
                                               Joel Kirschbaum
                                                  President



                                  Kirkland-Ft. Worth Investment Partners, L.P.



                                  By: Kirkland Investment Corporation
                                      its general partner



                                  By: /s/      Joel Kirschbaum
                                      -----------------------------------
                                               Joel Kirschbaum
                                                  President



                                                                          2 OF 5

                              Amendment Agreement

          Amendment Agreement dated June 4, 1996 among Kirkland Investment Corporation, a Delaware corporation ("KIC"), GSA, Inc., a Delaware corporation ("GSAI"), and Kirkland Investors, L.P., a Delaware limited partnership ("Investors"; each party hereto is sometimes referred to herein as a "Partner").



                                   RECITALS:



          A. KIC is the sole general partner and Investors is the sole limited partner in Kirkland-Ft. Worth Investment Partners, L.P., a Delaware limited partnership ("KFW"), pursuant to a Limited Partnership Agreement dated June 27, 1990 (as amended, the "KFW Partnership Agreement"). GSAI is the sole general partner and Investors is the sole limited partner in Gaming Systems Advisors, L.P., a Delaware limited partnership ("GSA"; together with KFW, the "Partnerships"), pursuant to an oral limited partnership agreement between such parties (as amended, the "GSA Partnership Agreement"; together with the KFW Partnership Agreement, the "Partnership Agreements").

          B. The parties desire to set forth herein certain amendments to the Partnership Agreements, relating solely to (1) allocation and distribution of cash and securities to the Partners, (2) the timing of such distribution and (3) certain other matters.

          C. The sole property and assets of KFW and GSA as of the date hereof are the following:

                  (i) Cash (owned by KFW) in the amount of approximately
                      $75,000;

                 (ii) 1,333,333 shares of Common Stock, par value $.10 per
                      share (the "Alliance Common Stock"), of Alliance Gaming Corporation, a Nevada corporation ("Alliance") (owned by
                      KFW), a portion of which (or interests in which) have been or may be transferred to certain other persons or entities, as set forth in Schedule A hereto (the "Alliance
                                                ----------
                      Sell-Down"); after giving full potential effect to the Alliance Sell-Down, KFW holds 1,098,666 shares of Alliance Common Stock;

                (iii) Warrants to acquire 2,750,000 shares of Alliance Common
                      Stock, with exercise prices of $1.50 per share and in three equal tranches with vesting prices of $11, $13 and $15 per share, respectively (owned by KFW), a portion of which (or interests in which) have been or may be transferred to certain other persons or entities in connection with the Alliance Sell-Down, as set forth on Schedule A hereto; after giving full potential effect to
                      ----------
                      the Alliance Sell-Down, KFW holds
                      warrants to acquire 2,266,000 shares of Alliance Common Stock;

                 (iv) Warrants to acquire 1,250,000 shares of Alliance Common
                      Stock, with exercise prices of $1.50 per share and in three equal tranches with vesting prices of $11, $13 and $15 per share, respectively (owned by GSA) (the warrants described in this clause (iv) and clause (iii) above, collectively, the "Alliance Warrants"; together with the Alliance Common Stock, the "Alliance Securities"); thus, KFW and GSA collectively own Alliance Warrants to acquire 4,000,000 shares of Alliance Common Stock before giving effect to the Alliance Sell-Down and Alliance Warrants to acquire 3,516,000 shares of Alliance Common Stock after giving full potential effect to the Alliance Sell-Down; GSA is entitled to receive under its Advisory Agreement dated June 25, 1993 with Alliance and Mr. Alfred H. Wilms (the "Advisory Agreement") Alliance Warrants to acquire up to an additional 2,500,000 shares of Alliance Common Stock, depending upon the occurrence of certain events, which maximum amount GSA expects to receive in connection with the consummation of Alliance's proposed transaction to acquire Bally Gaming International, Inc. ("BGII"). All Alliance Warrants received or to be received pursuant to the Advisory Agreement have exercise prices of $1.50 per share and are or will be issued in three equal tranches with vesting prices of $11, $13 and $15 per share, respectively; and

                  (v) 100,750 shares of Common Stock, par value $.01 per share
                      (the "AEN Common Stock"; together with the Alliance Securities, the "Securities"), of American Environmental Networks, Inc., a Delaware corporation ("AEN"), of which 7,750 shares are held by KFW solely for the benefit of KIC, the sole stockholder of which is Joel Kirschbaum (who has paid the consideration to subscribe for such shares), and in respect of which neither KFW nor Investors has any beneficial interest; therefore, KFW holds 93,000 shares of AEN Common Stock for its own account.

          D. The Partnerships' respective dates of dissolution have occurred and the Partnerships have not been reconstituted or continued; accordingly, the Partnerships are currently in dissolution, and the parties shall cause them to be wound up and terminated as provided in this Amendment Agreement.



                                   AGREEMENT:

          The parties agree as follows:

           1. The property and assets described above shall be allocated and distributed to KIC and GSAI, on the one hand, and Investors, on the other hand, as follows:

             (a) The cash described in clause C.(i) (the "Retained Amount"), shall be retained by KIC to pay, and shall be used only to pay, miscellaneous expenditures (including legal and accounting fees and disbursements with respect to this Amendment Agreement and other matters related to the Partnerships and Regulatory Approvals (as defined below), accrued franchise and other similar accrued taxes and related matters) relating to the Partnerships and their respective dissolutions; such expenditures (paid and accrued) shall be reported quarterly by KIC to Investors; and any remaining amount from the Retained Amount shall be allocated and distributed 25% to KIC and 75% to Investors on or prior to December 31, 1996.

             (b) The 1,098,666 shares of Alliance Common Stock described in clause C.(ii) above, after giving full potential effect to the Alliance Sell-Down, shall be allocated and distributed 30% to KIC and 70% to Investors, and such amount shall be distributed to KIC and Investors as soon as practicable (but in any event within 20 business days) after the regulatory approvals specified on Schedule B hereto (the "Regulatory Approvals")
                              ----------
                 (which KIC represents, to its knowledge, after reasonable inquiry, to Investors are the only regulatory approvals that will be required in respect of such distribution) shall have been obtained. KIC agrees to seek the Regulatory Approvals (and at the same time to seek approvals for the further distribution of such Alliance Securities from Investors to its direct or indirect partners) as provided in Section 1(e) below and thereafter diligently to pursue the Regulatory Approvals. KIC shall continue to hold, until the earlier to occur of October 31, 1996 and the date which is 120 days after the date, if any, of the consummation of the merger of BGII and Alliance (provided, that if such BGII transaction does not occur, such October 31, 1996 date shall be applicable) (the "Sell-Down Date"), the Alliance Common Stock and Alliance Warrants described in Paragraph 5 of Schedule A to effectuate the
                                             ----------
                 Alliance Sell-Down; it being understood that the remainder of the Alliance Securities described in such Schedule A shall
                                                           ----------
                 continue to be held in accordance with the arrangements described therein and in the documentation in respect thereof, which has been furnished to Investors. To the extent that any of the Alliance Securities subject to the Alliance Sell-Down
                 (i) described in such Paragraph 5 of Schedule A have not been
                                                      ----------
                 sold on or prior to the Sell-Down Date or (ii) described in Paragraphs 2 or 3 of Schedule A have not been sold on or prior to the dates provided for therein, such shares of Alliance Common Stock and Alliance Warrants shall thereafter, to the knowledge of KIC, be free and clear of any claims of third persons to effectuate the Alliance Sell-Down, and such shares of Alliance Common Stock shall be promptly allocated 30% to KIC and 70% to Investors and such Alliance Warrants shall be promptly allocated 38% to KIC and 62% to Investors, and each will be distributed to KIC and Investors (as so allocated) as soon as practicable (but within 20 business days) after the Regulatory Approvals specified in Schedule B shall have been obtained. All cash received after
                 ----------
                 the date hereof in respect of the Alliance Sell-Down shall within five business days of receipt thereof be allocated and distributed 1/3 to KIC and 2/3 to Investors.

             (c) The Alliance Warrants to acquire 3,516,000 shares of Alliance
                 Common Stock described in clauses C.(iii) and C.(iv) above, after giving full potential effect to the Alliance Sell-Down, shall be allocated and distributed 38% to KIC or GSAI, as applicable, on the one hand, and 62% to Investors, on the other hand, and such amount shall be distributed to KIC, GSAI and Investors as soon as practicable (but in any event with 20 business days) after the Regulatory Approvals shall have been obtained. KIC agrees to seek the Regulatory Approvals (and at the same time to seek approvals for the further distribution of such Alliance Securities from Investors to its direct and indirect partners) as provided in Section 1(e) below, and thereafter diligently to pursue the Regulatory Approvals. In the event that GSA acquires any or all Alliance Warrants pursuant to the Advisory Agreement, such Alliance Warrants shall be promptly allocated and distributed, subject to receipt of the Regulatory Approvals, as soon as practicable (but in any event within 20 business days thereafter) in the ratio of 38% to GSAI and 62% to Investors. In addition, KIC shall use commercially reasonable efforts to cause Alliance to issue directly to Investors Investors' share of any Alliance Securities issued after the date hereof and otherwise provided to be allocated and distributed to Investors hereunder.

             (d) 93,000 shares of the AEN Common Stock described in clause
                 C.(v) above shall be allocated promptly and distributed 50% to KIC and 50% to Investors, as soon as practicable (but in any event within 20 business days) after the date hereof, and the remaining 7,750 shares of AEN Common Stock shall be allocated and distributed to KIC, as soon as practicable after the date hereof. Simultaneously with the execution and delivery of this letter agreement, KIC shall commence and shall thereafter diligently prosecute such distribution.

             (e) KIC and GSAI shall use commercially reasonable efforts promptly (but in any event within 90 days of the date hereof) to complete and file with the appropriate regulatory authorities and deliver to appropriate third parties all proper and necessary applications and requests for approvals and consents to distribution of the Alliance Securities. To the extent permitted by applicable laws, all such applications and requests for approvals and consents to distribution of the Alliance Securities will include those Alliance Securities (including without limitation, Alliance Warrants) which will or may be distributed at a future date or dates. In connection with the foregoing, Investors shall, and shall cause its direct and indirect partners (or their representatives) to, reasonably cooperate with KIC to effect, complete and pursue such applications, requests and consents, including without limitation, execution and delivery of appropriate documents or instruments and attendance at regulatory proceedings.

          Article 4 of the KFW Partnership Agreement relating to allocations and distributions and Sections 7.4 and 7.5 of the KFW Partnership Agreement relating to winding up and distribution upon liquidation (and the correlative definitions) are amended to give effect to the foregoing provisions of this Amendment Agreement in lieu of the provisions originally stated therein; the GSA Partnership Agreement is similarly so amended . The Partnerships shall not conduct any business except as provided herein for their winding up and liquidation, and in connection with amendments to the Stockholders Agreement.
As soon as practicable after (a) the Partnerships' assets shall have been distributed as provided by this Amendment Agreement and (b) the Stockholders Agreement and arrangements or agreements now in place relating to the Alliance Sell-Down (or now or hereafter as may be in place as provided in Paragraph 5 of Schedule A hereto relating thereto) have been terminated or have expired or no
----------
longer reasonably require the Partnerships' continued existence in order that the parties thereto realize the essential benefits thereof, the Partnerships shall expeditiously be wound down and terminated and a certificate of cancellation shall be filed with the Delaware Secretary of State.

          2. Investors acknowledges and agrees that, except as expressly stated to the contrary herein, neither KIC nor GSAI nor any direct or indirect partner therein nor any of their respective stockholders, directors, officers, employees, trustees, custodians or agents, makes any representation or warranty regarding the Securities or any issuer thereof, or the value of any Securities, or the tax or accounting treatment thereof, and that none of such persons shall have any liability to Investors or to any of its direct or indirect partners or their respective stockholders, directors, officers, employees, trustees, custodians or agents with respect thereto. At the same time as Securities are distributed to Investors, KIC and GSAI shall provide Investors with copies of all publicly available materials (and upon execution of an appropriate and customary confidentiality agreement and to the extent not limited or proscribed by existing contractual or fidicuary arrangements, non-public materials) in their possession pertaining to the Securities and to the issuers thereof, including without limitation, all contractual transfer restrictions affecting the Securities.

          3. Investors and KIC agree that with respect to the Stockholders
Agreement:

          (a) KIC and GSAI shall be authorized by Investors and the Partnerships to effect amendments and modifications thereto; provided, that neither KIC nor GSAI shall exercise or consent to any amendments, modifications, extensions, renewals of or other actions relating to the Stockholders Agreement in a manner that favors KIC or GSAI relative to Investors.

          (b) KIC or GSAI, as applicable, shall give Investors at least 15 days' (and such additional time as shall be practicable in the circumstances) prior written notice prior to entering into any amendment to the Stockholders Agreement. Notices shall be deemed given only upon receipt by Investors.

          (c) "Stockholders Agreement" means the Stockholders Agreement dated September 21, 1993, as amended October 20, 1994, among Alliance, KIC, KFW, GSA and Alfred H. Wilms; "Transfer" has the meaning set forth therein.

          4. This Amendment Agreement may be executed in counterparts and delivered by facsimile transmission. This Amendment Agreement shall be binding upon the parties' respective successors and assigns. Investors shall not Transfer any Alliance Securities to any other person or entity unless the transferee agrees in writing to be bound by the provisions of the Stockholders Agreement and Investors shall have furnished a copy of such agreement to KIC and GSAI prior to such Transfer (such written agreement being reasonably satisfactory to Investors and KIC and including, among other things, a provision to the effect that any transferee shall not subsequently Transfer any Alliance Securities unless such subsequent transferee agrees in writing to be bound by the provisions of the Stockholders Agreement). Other than as set forth above, each of the KFW Partnership Agreement and the GSA Partnership Agreement shall remain in full force and effect as originally stated.

          In witness whereof, the parties have executed this Amendment Agreement as of the date first set forth above.



                                Kirkland Investment Corporation



                                By: /s/ Joel Kirschbaum
                                   ------------------------------------------
                                    Joel Kirschbaum
                                    President



                                GSA, Inc.



                                By: /s/ Joel Kirschbaum
                                    -----------------------------------------
                                    Joel Kirschbaum
                                    President



                                Kirkland Investors, L.P.



                                By: Rainwater, Inc., its sole general partner



                                    By:/s/ Kenneth Hersch
                                       --------------------------------------
                                       Kenneth Hersh
                                       Vice President

                                                                      Schedule A
                                                                      ----------



                             Alliance Sell-Down/1/
                             ---------------------


1. Beneficial interest granted to Burden Direct Investment Fund IV in 10,000 shares of Alliance Common Stock and 20,625 Alliance Warrants in exchange for $37,500 previously received by the Partnership.

2. Options granted to David Robbins to acquire, upon payment to the Partnership of $75,000, 20,000 shares of Alliance Common Stock and 41,250 Alliance Warrants; such options have a term of five years from the grant date, but may be triggered earlier by KIC.

3. Option granted to Jay R. Gottlieb to acquire, upon payment to the Partnership of $100,000, 26,666 shares of Alliance Common Stock and 55,000 Alliance Warrants; such option has a term of five years from the grant date, but may be triggered earlier by KIC.

4. Alliance Warrants to acquire 200,000 shares of Alliance Common Stock granted to LH Friend, Weinress, Frankson & Presson, Inc. in full settlement of all prior understandings relating to Alliance Securities (in process of being distributed).

5. An additional 178,001 shares of Alliance Common Stock and 167,125 Alliance Warrants held by KIC to effectuate the Alliance Sell-Down to persons and entities previously disclosed to Investors, on such terms and conditions as KIC shall designate; provided, that the purchase price to be paid by such persons or entities shall not be less than the price paid by KFW to purchase such securities./2/


----------
/1/ The Alliance Sell-Down relates to Alliance Common Stock and Alliance Warrants held by KFW and not to Alliance Warrants held or hereafter acquired by GSA.

/2/   Such amounts are calculated as follows:

      a. Aggregate Alliance Sell-Down Amount (in accordance with January 13, 1995 letter from KIC to Investors): $880,000 out of $5,000,000 (such $5,000,000 representing 1,333,333 shares of Alliance Common Stock and Alliance Warrants to acquire 2,750,000 shares of Alliance Common Stock) = 234,667 shares of Alliance Common Stock and Alliance Warrants to acquire 484,000 shares of Alliance Common Stock.

      b. Amounts set forth in Paragraphs 1, 2, 3 and 4 above: 56,666 shares of Alliance Common Stock and Alliance Warrants to acquire 316,875 shares of Alliance Common Stock.

      c. Balances remaining are the amounts set forth in Paragraph 5 above, which will be offered to certain individuals and entities as previously disclosed to Investors.

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

                                                                      Schedule B
                                                                      ----------



              Regulatory Approvals and Actions to be taken by KIC
              ---------------------------------------------------



Regulatory Approvals:

Nevada State Gaming Control Board



Actions to Be Taken by KIC:

Diligent application and prosecution of Regulatory Approvals from the Nevada State Gaming Control Board, as provided herein.


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